April 29, 2010

Linda Stirling
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WY Funds, File Nos. 333-120624, 811-21675.

Dear Ms. Stirling:

On February 26, 2010, WY Funds (the "Registrant"), on behalf of The Core Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 9 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 20, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.	Comment. If the Registrant intends to use a Summary Prospectus, please provide the legend required by Rule 498.

Response.  The Registrant will not use a Summary Prospectus.

2.	Comment. In the Annual Fund Operating Expenses table, please provide a total for Other Expenses to accompany the sub-caption presentation of the constituents of Other Expenses.

Response.  The requested total has been added to the Annual Fund Operating Expenses table and the sub-captions have been offset in the table for clarity of presentation.

3.
Comment.  In the footnotes to the Annual Fund Operating Expenses table, please consider eliminating footnote number 1 (which alerts investors that Other Expenses have been restated to reflect current shareholder service fees of 0.25%) and instead including the information in the table.

April 29, 2010

Response.  The Registrant has decided not to make the suggested change.  The Registrant believes that investors will be more effectively alerted to the restatement of Other Expenses by the use of a footnote because of its prominent location which follows presentation of the individual elements of Fund expenses and the Total Annual Fund Operating Expenses After Fee Waiver.

4.
Comment.  In the Item 5 description of Portfolio Managers, please remove the references to the Portfolio Managers as being "primarily responsible for the day-to-day management of the Fund."  However, this description may be presented in Item 10.

Response.  The description has been moved to Item 10.

STATEMENT OF ADDITIONAL INFORMATION

5.
Comment.  Please provide assurance that disclosure describing (i) the Board's leadership structure, (ii) the Board's risk oversight and (iii) individual Trustee merits will be included in a 485(b) filing.

Response.  The Registrant points out that its Post-Effective Amendment was filed prior to the effective date (February 28, 2010) of the amendments to Form N-1A that require the disclosures described above.  However, the Registrant notes that it will include such disclosures in its next Post-Effective Amendment.

6.	Comment. Under the section entitled The Investment Adviser, please provide assurance that the description of conflicts of interest created by the adviser's management of other accounts is accurate.

Response.  After consultation with the Fund's investment adviser, the Registrant confirms the description is accurate.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

April 29, 2010

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing please contact Donald S. Mendelsohn at (513) 352-6546.

Very truly yours,

/s/ THOMPSON HINE LLP